EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                             SECOND QUARTER 1999

                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS  (Millions of dollars, except earnings per share)
-------------------------------------------------------------------------------
                               Second Quarter                   Six Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                            1999    1998   Change        1999    1998   Change
                           -----------------------      -----------------------
Net sales                  $1,144    $990    16         $2,084  $1,927     8
Net earnings (loss)            (9)    170  (105)           101     279   (64)
Net earnings (loss),
   excluding non-
   recurring items*           116     122    (5)           220     231    (5)
Net earnings (loss) per
   common share:
   - Basic                 $ (.06)   $.93  (106)        $  .58  $ 1.51   (62)
   - Diluted               $ (.06)   $.91  (107)        $  .57  $ 1.49   (62)
Net earnings per
   common share,
   excluding non-
   recurring items:
   - Basic                 $  .67    $.66     2         $ 1.28  $ 1.25     2
   - Diluted               $  .67    $.65     3         $ 1.23  $ 1.23     0
-------------------------------------------------------------------------------
*non-recurring items include:
 - 1999: (second quarter) write-off of purchased in-process research and development in connection with the acquisition of Morton, charge related to 1998 joint venture dispositions and restructuring charges in the Electronics Materials segment; (first quarter) Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48%-owned Rodel affiliate and environmental remediation related insurance settlements.
 - 1998: (second quarter) gains on the sale of joint venture interests in AtoHaas and RohMax, asset write-downs, business realignment costs, and loss on early extinguishment of debt.


SALES BY BUSINESS SEGMENT
Millions of dollars
---------------------------------------------------
PERFORMANCE POLYMERS           $659
CHEMICAL SPECIALTIES           $250     [PIE CHART]
ELECTRONIC CHEMICALS           $166
MORTON                         $ 69


SALES BY CUSTOMER LOCATION
Millions of dollars
---------------------------------------------------
                                NORTH AMERICA  $639
[PIE CHART]                     EUROPE         $279
                                ASIA-PACIFIC   $154
                                LATIN AMERICA  $ 72

                         =======================
                         == CHAIRMAN'S LETTER ==
                         =======================


June 21, 1999 will long remain an important date in the history of Rohm and Haas Company.

On that day, the shareholders approved the acquisition of Morton
International and the creation of the new Rohm and Haas. On behalf of the more than 20,000 employees of our united organization, I thank you for your vote of confidence.

Integration efforts are well under way. We have set clear performance targets for the organization and specific milestones to measure progress. Our goal is to become -- and remain -- the world's premier specialty chemical company.

On the following pages you will find the details of our financial performance in the second quarter and the first half of 1999. The impact of non-recurring items associated with the acquisitions of Morton and LeaRonal and the divestiture of AtoHaas caused us to report a slight loss for the second quarter. Nevertheless, the underlying performance of the legacy businesses remained strong. Absent non-recurring charges in both 1999 and 1998, earnings per share were $.67 for the second quarter, compared with $.65 per share in the earlier period, a 3 percent increase. We now have recorded increases in earnings per share in 27 of the last 28 quarters.

And while there will be additional restructuring charges in the remaining quarters of this year, the strength of the underlying businesses remains strong and external economic factors continue to show favorable trends. We remain focused on meeting business plans and growing the company. As separate organizations, both Rohm and Haas and Morton had good first halves. I am proud to report that we have two excellent stand alone organizations in great financial health that are coming together to form one global specialty chemicals powerhouse.

Our Board of Directors has been strengthened with the welcome addition of David W. Haas and Thomas W. Haas, representing the Haas Family, along with S. Jay Stewart, the former Chairman of Morton who has joined Rohm and Haas as a Vice Chairman; and two additional former Morton directors:
James R. Cantalupo, Vice Chairman of McDonald's Corporation, and Richard
L. Keyser, Chairman and CEO of W. W. Grainger, Inc.

I will be a part of the organization for just a while longer. I have announced my retirement as Chairman of Rohm and Haas, effective September 30, 1999. As planned and announced earlier, Raj L. Gupta will succeed me as Chairman and CEO. Raj is well qualified and prepared to lead this organization. He has a strong and experienced management team composed of proven executives from LeaRonal, Morton and Rohm and Haas.
I have every confidence in Raj, in the leadership of Rohm and Haas, and in the bright future of this company.


/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson
    August 12, 1999

                 ========================================
                 == MANAGEMENT DISCUSSION AND ANALYSIS ==
                 ========================================

SECOND QUARTER 1999 VERSUS
SECOND QUARTER 1998

On June 21, 1999, the company acquired Morton International, Inc. (Morton), a specialty chemicals producer (see details of this transaction under "Liquidity, Capital Resources and Other Financial Data" below). The results of Morton have been included in the consolidated financial statements for the nine day period from the acquisition date until the end of the quarter ("the partial period"). In addition, unaudited pro forma information is presented in the Notes to Consolidated Financial Statements.

After recording the non-recurring charges discussed below, the company reported a loss of $9 million compared to earnings of $170 million in the second quarter of 1998. The diluted loss per common share for the quarter was $.06 compared with earnings of $.91 in 1998. Earnings excluding non-recurring items for both the second quarter of 1999 and 1998 were $116 million and $122 million, respectively. Diluted earnings per common share on this basis were $.67 for the second quarter, up 3% versus 1998 earnings of $.65 per share.

In addition to a $105 million, or $.61 per share, charge for purchased in-process research and development (IPR&D) and an after-tax charge of $6 million, or $.03 per share, for other non-recurring acquisition costs, the 1999 period includes an after-tax charge of $14 million, or $.08 per share, to settle a matter related to the company's 1998 sale of the AtoHaas joint venture. The second quarter 1998 results included a one-time gain of $48 million, or $.26 per share, net of non-recurring items. This net gain affected all segments and regions, except Latin America, and was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia. (A reconciliation from reported earnings (loss) to earnings excluding non-recurring items by business segment is presented in the charts on page 3.)

Sales for the second quarter of 1999 increased 16% to $1,144 million from $990 million in the 1998 period. The 1999 sales included a partial period contribution from Morton businesses and sales of LeaRonal, Inc. (LeaRonal), an electronic materials business acquired in January of this year. Sales on a comparable business basis increased 2% for the quarter due in part to higher sales in the Performance Polymers businesses in all geographic regions. The company's earnings decrease of 5%, excluding non-recurring items, is primarily a result of a moderately unfavorable selling price versus raw material cost relationship in the quarter and acquisition-related interest and amortization expense.

Performance Polymers earnings for the second quarter of 1999 were $97 million versus earnings, excluding non-recurring items, of $95 million in the prior year period. Sales increased by 1% to $659 million from $652 million in the 1998 period, largely as a result of higher sales in the Coatings business particularly in Europe and in Asia-Pacific. The Formulation Chemicals business also showed an increase in sales mostly in Latin America. Volume was strong in all geographic regions and was a primary factor in the 2% earnings increase. Earnings were also helped by the earnings performance of the Coatings, Plastics Additives and Formulation Chemicals businesses. The earnings increase was mitigated by rising raw material prices and unfavorable currencies mostly in Europe.

Chemical Specialties earnings of $25 million for the second quarter of 1999 were down from earnings excluding non-recurring items of $29 million in 1998. Sales increased 4% in the quarter. This sales growth was apparent in most businesses but was led by the Agricultural Chemicals business which was strong in most regions, largely due to weather conditions that drive sales of fungicides such as Dithane. The earnings decrease was primarily the result of weakness in the Ion Exchange business, despite reporting higher volume and sales growth versus the prior year quarter. These unfavorable results caused by product mix and selling prices were offset, in part, by earnings generated by Agricultural Chemicals, largely in North America and Asia-Pacific.

Electronic Materials earnings of $14 million were up slightly compared with earnings of $13 million in the 1998 period. Both amounts are excluding non-recurring items. Sales increased to $166 million for the second quarter of 1999 from $97 million in the 1998 period. Included in the second quarter of 1999 were sales of approximately $60 million from LeaRonal,

RECONCILIATION OF EARNINGS (LOSS) AS REPORTED AND EARNINGS EXCLUDING NON-RECURRING ITEMS, NET OF TAX
(Millions of dollars)
------------------------------------------------------------------------------
                                          Quarter Ended      Six Months Ended
                                            June 30,              June 30,
                                        -----------------   ------------------
                                        1999       1998       1999       1998
                                        --------------------------------------
EARNINGS (LOSS) AS REPORTED             $ (9)      $170       $101       $279
  - IPR&D charge                         105         --        105         --
  - Joint venture dispositions            14        (76)        14        (76)
  - Remediation related insurance
      settlements                         --         --        (13)        --
  - Asset write-downs, integration
      and other costs                      6         18         13         18
  - Early extinguishment of debt          --         10         --         10
------------------------------------------------------------------------------
EARNINGS EXCLUDING NON-RECURRING
  ITEMS                                 $116       $122       $220       $231
------------------------------------------------------------------------------


EARNINGS BY BUSINESS SEGMENT EXCLUDING NON-RECURRING ITEMS*
------------------------------------------------------------------------------
                                          Quarter Ended     Six Months Ended
                                            June 30,              June 30,
                                        -----------------   ------------------
BUSINESS SEGMENT                        1999       1998       1999       1998
                                        --------------------------------------
Performance Polymers                    $ 97       $ 95       $183       $175
Chemical Specialties                      25         29         54         61
Electronic Materials                      14         13         26         26
Morton                                    --         --         --         --
Corporate                                (20)       (15)       (43)       (31)
---------------------------------------------------------   ------------------
   Total                                $116       $122       $220       $231
---------------------------------------------------------   ------------------
*Must be read in conjunction with presentation by business group on page 11.


which was acquired in January 1999 (see "Liquidity, Capital Resources and Other Financial Data" below). Sales excluding LeaRonal increased 9%, largely due to sales in both the Shipley Ronal printed wiring board business and in microelectronics, with the Asia-Pacific region making a strong contribution. Earnings excluding non-recurring items increased as a result of earnings of LeaRonal and improved results recorded for Rodel.

Corporate expenses totaled $142 million in the second quarter of 1999 compared to $25 million in the prior year period. Included in the 1999 expenses was the $105 million IPR&D write-off and the $14 million after-tax settlement of the AtoHaas matter mentioned above. The second quarter of 1998 includes a $10 million after-tax extraordinary loss on the early extinguishment of debt. Excluding non-recurring items, corporate expenses increased primarily as a result of higher interest expense.

The second quarter gross profit margin of 39% was down from 41% in the prior-year period. This change is primarily a result of the partial period results of Morton included in the 1999 period, which includes purchase accounting charges resulting from the preliminary allocation of purchase price to both fixed assets and inventories. The margin decrease was also influenced by 3% lower selling prices and weaker European currencies. Raw material costs were lower than in the second quarter of 1998.

Selling, administrative and research expenses (SAR) increased 14% for the quarter versus the 1998 period. Excluding expenses of Morton and

LeaRonal, SAR increased approximately 2%, but as a percentage to net sales remained unchanged at 21%. Interest expense increased for the second quarter of 1999 to $18 million from $11 million in the second quarter of 1998, due largely to higher debt levels resulting from the LeaRonal and Morton acquisitions. Other expense of $22 million was down slightly from expense of $23 million in the 1998 period. Both periods include non-recurring items. The second quarter of 1999 includes
Morton integration costs, primarily consulting fees, and the 1998 period includes asset write-downs and business realignment costs. The loss on disposition of joint venture reflects the pre-tax settlement related to the 1998 sale of AtoHaas.

The effective tax rate for the second quarter of 1999 was 36%, excluding the non-tax deductible IPR&D charge. The rate reflects the effect of certain non-deductible amortization charges resulting from the company's 1999 acquisition activities. The second quarter of 1998 rate of 39% was largely a result of non-recurring items for which there was no tax benefit, primarily the cumulative translation adjustment associated with the AtoHaas divestiture and an intangible asset write-off in Europe.


SIX MONTHS 1999 VERSUS
SIX MONTHS 1998

Earnings for the first six months of 1999 were $101 million compared to last year's earnings of $289 million. Diluted earnings per common share were $.57 compared to $1.49 in 1998. As discussed above, the second quarters of 1999 and 1998 included certain non-recurring items.
Earnings excluding these items for the first six months of 1999 were $220 million, down 5% from comparable 1998 earnings of $231 million. (Earnings for the first six months of 1999 by business segment excluding non-recurring items are presented in the chart on page 3, which should be read in conjunction with the presentation on page 11.)

Sales for the first six months of 1999 increased 8% to $2,084 million from $1,927 million in 1998. The 1999 sales included a partial period contribution from Morton businesses and sales of LeaRonal. On a comparable business basis sales were flat for the six month period of 1999 versus the prior year. The company's earnings decreased 5% excluding non-recurring items primarily because of 4% lower selling prices and higher interest and amortization charges resulting from 1999 acquisitions. These were partially offset by volume gains and by lower overall raw material costs. The earnings decrease affected primarily the North America and Europe regions with Asia Pacific showing earnings improvements, reflecting a recovery from the poor business environment prevailing in the region in 1998. Diluted earnings per common share before non-recurring items were flat compared with the first six months of 1998.

Performance Polymers earnings, excluding non-recurring items, were $183 million compared to $175 million in the prior year, an increase of almost 5%. Sales of $1,245 million were down 1% from $1,263 million in 1998. Sales decreased in the first six months of 1999 compared with the 1998 period as a result of lower selling prices but were partially offset by a 4% volume increase. Sales in the Coatings and Formulation Chemicals businesses were up 2% and 10%, respectively. The volume improvement was also largely as a result of increases in these businesses and were reflected in all regions. Building products and Monomer also helped volume. The earnings increase, excluding non-recurring items, was a result of volume increases, lower raw material costs and smooth plant operations.

Chemical Specialties earnings for the first half of 1999, excluding non-recurring items, decreased to $54 million from $61 million in 1998. Sales of $483 million increased 3% from 1998 sales of $467 million, largely because of sales in the Agricultural Chemicals business, particularly in North America and Asia Pacific. Sales in the Ion Exchange and Primenes businesses were down, offsetting the double digit sales increases in Agricultural Chemicals. The earnings decrease was primarily a result of losses in Ion Exchange and a unfavorable results versus the 1998 period in Biocides and Primenes. Earnings in the Agricultural Chemicals business were good particularly in Asia Pacific, due to both favorable weather conditions and the recovery of certain important local economies.

Electronic Materials earnings were $18 million in 1999 versus $25 million in the prior year. Included in the 1999 results is a one-time restructuring charge primarily for the planned divestiture of a North American manufacturing facility owned by the Rodel affiliate. This charge is reflected in 1999 affiliate losses of $6 million, compared to earnings of $2 million in 1998. Excluding these non-recurring items earnings of $26 million were essentially flat compared with the 1998 period. Sales in the first six months of 1999 increased to $287 million from $197 million in 1998. The 1999 period included sales of LeaRonal. Excluding this 1999 acquisition, sales increased 5%. Flat earnings excluding non-recurring items reflect the combined effects of continued pricing pressure in the Shipley microelectronics business, earnings of LeaRonal not included in the prior year and slightly unfavorable earnings recorded for the company's share of Rodel affiliate earnings.

Corporate expenses totaled $152 million in the first half of 1999 and compared unfavorably to $41 million in the prior year period. Included in the 1999 expenses was the IPR&D charge, the settlement of the AtoHaas matter and an after-tax gain of $13 million resulting from a favorable settlement with insurance carriers over certain environmental remediation matters. The 1998 period includes a $10 million after-tax extraordinary loss on the early extinguishment of debt. Excluding non-recurring items, corporate expenses increased primarily as a result of higher interest expense but also as a result of other factors including consultant fees associated with the company's ongoing study of its selling and administrative infrastructure and the tentative settlement of an outstanding U.S. Customs matter.

The gross profit margin for the first six months was 40%, unchanged from the prior-year period, as a result of the effect of 4% unfavorable selling prices offset by favorable raw material costs and higher volume. Currency effects for the first six months of 1999 were negligible.

SAR expenses for the first half of 1999 increased 9% compared to the 1998 period. Excluding expenses of Morton and LeaRonal, SAR increased approximately 2%, reflecting the net effect of higher administrative expense and lower expenses for research and development.
Recommendations from the company's study of its selling and administrative infrastructure are being analyzed and the company is working to finalize and then implement infrastructure plans and other cost-saving measures that relate to the integration of Morton and LeaRonal. The company hopes that, in total, these initiatives will lead to approximately $300 million in annualized savings. These savings are expected to result from work re-design, staff reductions and other measures that will likely result in material restructuring charges during the third and fourth quarter of 1999 once plans have been approved.

Interest expense increased 38% due largely to higher debt levels resulting from 1999 acquisitions. Other expense, net was zero compared with expense of $22 million in the first six months of 1998. The 1998 amount reflects second quarter asset write-down and business alignment costs.

The effective tax rate for the first six months was 55%, up from 37% for the first six months of 1998, largely as a result of the non-tax deductible write-off of IPR&D. Excluding this charge, the effective tax rate was 37%, essentially flat with the 1998 rate. The 1999 rate also reflects the effect of non-deductible amortization charges resulting from the company's 1999 acquisition activities, while the 1998 rate is largely as a result of the tax treatment of some of the non-recurring items in the second quarter of that year.


LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45,125,499 shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. The cash portion of the acquisition was financed primarily through a combination of commercial paper and the later issuance of longer term instruments (see below). As of June 30, 1999, $180 million had not yet been paid to former Morton shareholders pending the tender of their shares. This is reflected in accounts payable and accrued liabilities. Accounted for by the purchase method, the financial statements reflect the preliminary allocation of the purchase price based on estimated fair values at the date of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The preliminary allocation as of June 30, 1999, has resulted in acquired goodwill of approximately $1.5 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development, which was recorded as a charge in the second quarter of 1999. Plans are currently in development to integrate the operations of the combining companies, which will likely result in certain costs, including severance and asset write-offs. Some of these costs, once determinable, could result in an increase in goodwill. The results of Morton have been included in the consolidated financial statements since the acquisition date. Unaudited pro forma information is presented in the Notes to Consolidated Financial Statements.

In late January 1999 the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the preliminary allocation of the purchase price based on estimated fair values at the date of acquisition, later analysis of certain acquired assets and liabilities and the effects of plans now under way to integrate the two companies, including asset write-downs and severance costs. The preliminary allocation as of June 30, 1999, has resulted in acquired goodwill of approximately $200 million, which is being amortized on a straight-line basis over 40 years. The results of LeaRonal have been included in the consolidated financial statements since the acquisition date.

Also in 1999 the company purchased an additional 15% interest in its Rodel affiliate, bringing its total interest to 48%. These investments total approximately $149 million. The Rodel investment is accounted for on the equity method with the company's share of earnings reported as equity in affiliates.

On July 6, 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the above transactions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt. There are no restrictions on the payment of dividends.

Net cash in-flows during the first half of 1999 included these transactions and resulted in a $193 million increase in cash and cash equivalents versus year-end 1998. Free cash flows for the first six months of 1999 versus the prior-year period were as follows:

                              Six Months Ended
                                  June 30,
                              ----------------
                              1999       1998
                              ----------------
Cash provided by
  operating activities        $313       $194
Capital additions              (95)       (89)
Dividends                      (60)       (62)
                              ----------------
Free cash flow                $158       $ 43
                              ----------------

Fixed asset additions during the first half of 1999 included acrylics expansion in Texas; Coatings expansion in Kentucky; spending on emulsions plants in Spain and China and additional investment in the Agricultural Chemicals business. Spending for the full year, excluding additions related to acquired companies, is expected to be approximately $250 million.

The debt ratio was 52% as of June 30, 1999, compared with 25% at year-end 1998, reflecting the effect of the issuance of debt as discussed above. (The debt ratio is total debt, net of cash, divided by the sum of net debt, minority interest, stockholders' equity and ESOP shares.)

The company is a party in various government enforcement and private actions associated with former waste disposal sites. As of June 21, 1999, these include sites associated with Morton, which has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes.

Morton's potential exposure was evaluated on a site-by-site basis, and an accrual reflecting its best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs that may be incurred. However, at certain of these sites, Morton was unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs.

The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site-specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. The Wood-Ridge plant site study commenced in 1996, and has been estimated to take approximately 42 months to complete. A separate study of the surrounding area is expected, but on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of Velsicol and on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against other responsible parties is pending in federal court. Settlements in principle have been reached with those defendants considered de minimis for claims associated with the Wood-Ridge plant site. Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties.

During 1996, the U.S. EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other environmental problems at the plant were also identified, and the investigation has been expanded to address the additional issues. No administrative or judicial enforcement proceedings have been initiated, but the company has been served with grand jury subpoenas seeking documents related to wastewater discharge and groundwater monitoring reporting at Moss Point. Morton has furnished the requested documents, and the company is cooperating with the environmental authorities. As a result of these irregularities and possible violations, the company may be exposed to material fines, penalties, and remedial expenses, but is unable to determine the ultimate resolution.

At June 30, 1999, the reserves for remediation were $171 million, compared to $131 million at December 31, 1998. The 1999 amount includes $45 million of reserves for remediation related to Morton. The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Recoveries typically determine coverage for both past and future environmental spending. In the first half of 1999 and 1998 $7 million, and $8 million, respectively, were charged to earnings before tax for environmental remediation. In the 1999 period the company recorded income before tax of $21 million for remediation related insurance recoveries. The 1999 and 1998 charges include the aggregation of several small environmental accruals. The company is also involved in potential remediations at some of its manufacturing facilities.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $148 million. This amount does not include reasonably possible loss contingencies related to certain Morton sites as these contingencies have not yet been fully assessed. The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given quarter.

On July 26, 1999 the board of directors approved an increase in the quarterly dividend on common shares from 18 cents to 19 cents per common share payable September 1, 1999 to stockholders of record on August 13, 1999. During the third quarter of 1999, the company notified the holders of the $2.75 cumulative convertible preferred stock that redemption will occur on August 16, 1999 under the terms of the issue.

In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions.
The statement amends a number of existing standards and, as amended by SFAS No. 137, is scheduled to be effective for fiscal years beginning after June 15, 2000. The company expects to adopt this standard as required in fiscal year 2001 and, because of continual business-driven changes to its derivatives and hedging programs, has not fully assessed its potential impact on its financial position or results of operations.

During 1996 management initiated an enterprise-wide program to prepare the company's computer systems and applications for the year 2000, and, in 1997, began assessing supply chain and customer implications. All of the company's centralized computer systems have been inventoried and assessed to determine their Year 2000 readiness. Remediation of all systems was completed in early 1999. For the most significant of these remediated systems, testing and implementation into normal operations ("reintegration") was completed by June 30, 1999. For those not yet reintegrated, none are expected to cause business disruption, even if they are not completed by year end; nevertheless, all are scheduled for completion before that time.

In mid-June, 1999, a test of the key systems supporting supply chain and related processes was completed. This test confirmed that the systems that enable order processing, manufacturing, logistics and related activities are not likely to fail as a result of the date change. In addition to these tested internal systems and processes, the company has placed a high priority on continuing to assess and update the status of its critical suppliers and business partners, such as warehouses, toll manufacturers, distributors and transportation services.

The company expects all of its internal remediation and testing to be completed as stated above; however, despite its best efforts, business may be interrupted with potentially material effects on its financial position or results of operations if any of the following occur: external supply of raw materials or utilities is delayed or unavailable for an extended period; manufacturing systems fail; or central corporate computer systems fail. To limit the effects of these potential failures, the company has completed corporate contingency planning guidelines and most business units, staff functions and plant sites have completed contingency plans for potential disruptions of critical systems or processes. Final contingency plans across the company are scheduled to be completed by September 30, 1999. Examples of contingency plans include a "freezing" of modifications to computer systems, ensuring availability of additional information technology personnel during the critical time period, backing-up systems at off-site facilities, making alternate raw material supply arrangements, and preparing for temporary shut-downs of certain plants and facilities. In addition, the company has standard operating procedures in place for a safe and orderly shut-down of systems and facilities should this be necessary.

A significant proportion of the costs associated with the Year 2000 effort represent the redeployment of existing information technology resources. In addition, consulting and other expenses related to software application and facilities enhancements necessary to prepare the systems for the year 2000 will be incurred. Approximately 80% of these costs, which are expected to total $18 million, have been incurred and charged to expense through June 30, 1999.

The company assumed oversight responsibility for Morton's Year 2000 activities from the date of the acquisition. Review of their process suggests a state of readiness similar to that of the rest of the company. Prior to the acquisition, Morton devoted significant resources to

Year 2000 readiness, and most of the issues appear to have been addressed; however, their efforts were decentralized, making the overall status as of June 30, 1999 difficult to fully assess. In addition, Morton has not undertaken Year 2000 specific contingency planning. Existing business disruption plans are judged to be adequate for Year 2000 contingencies. The company is collecting status updates and will conduct Year 2000 audits of a sample of the newly acquired sites and units during the third quarter of 1999 to better assess their Year 2000 readiness, and provide the supporting data required for more detailed reporting and any necessary remedial actions.

This discussion contains forward-looking statements based, in part, on assumptions such as the following: that the manufacturers of the company's computer systems and software have correctly represented the year 2000 status of their products; that the company's suppliers and customers will meet their stated year 2000 compliance obligations; and that the company's own investigation, remediation, testing and systems implementations are successful. The year 2000 discussions and other forward-looking statements made in this report are based on current expectations and are subject to the risks and uncertainties discussed here as well as those detailed in the "Cautionary Statements" section of the 1998 Form 10-K filed with the Securities and Exchange Commission on February 26, 1999 and the Form S-4 filed on May 21, 1999.

                     ============================================
                     == ROHM AND HAAS COMPANY AND SUBSIDIARIES ==
                     ============================================

SALES BY BUSINESS SEGMENT AND CUSTOMER LOCATION   (Millions of dollars)
---------------------------------------------------------------------------------------
SECOND QUARTER 1999 AND 1998
---------------------------------------------------------------------------------------
                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials     Morton        Total
               ---------------    -----------    ----------    ------    --------------
                1999      1998*   1999   1998*   1999  1998     1999      1999     1998
               ---------------    -----------    ----------     ----     --------------
North America  $  422   $  418    $ 95   $ 92    $ 75  $ 44      $47     $  639  $  554
Europe            152      158      70     75      37    24       20        279     257
Asia-Pacific       51       45      48     40      54    29        1        154     114
Latin America      34       31      37     34      --    --        1         72      65
               ---------------    -----------    ----------     ----     --------------
Total          $  659   $  652    $250   $241    $166  $ 97      $69     $1,144  $  990
               ---------------    -----------    ----------    ------    --------------

---------------------------------------------------------------------------------------
FIRST SIX MONTHS 1999 AND 1998
---------------------------------------------------------------------------------------
                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials     Morton        Total
               ---------------    -----------    ----------    ------    --------------
                1999      1998*   1999   1998*   1999  1998     1999      1999     1998
               ---------------    -----------    ----------     ----     --------------
North America  $  788     $800    $177   $174    $130  $ 91      $47     $1,142  $1,065
Europe            298      313     150    157      65    47       20        533     517
Asia-Pacific       97       91      95     73      92    59        1        285     223
Latin America      62       59      61     63      --    --        1        124     122
               ---------------    -----------    ----------     ----     --------------
Total          $1,245   $1,263    $483   $467    $287  $197      $69     $2,084  $1,927
               ---------------    -----------    ----------     ----     --------------

*Certain reclassifications were made to conform to current year segment presentation.

Rohm and Haas Company and Subsidiaries
NET EARNINGS BY BUSINESS SEGMENT AND CUSTOMER LOCATION
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                   ---------------------   --------------------
                                      1999       1998*        1999       1998*
                                   --------------------------------------------
                                              (Millions of dollars)
BUSINESS SEGMENT                   --------------------------------------------
Performance Polymers                 $  97       $169        $ 183       $249
Chemical Specialties                    25         14           54         46
Electronic Materials                    13         12           18         25
Morton                                  (2)        --           (2)        --
Corporate                             (142)       (25)        (152)       (41)
---------------------------------------------------------   -------------------
      Total                          $  (9)      $170        $ 101       $279
---------------------------------------------------------   -------------------
CUSTOMER LOCATION
North America                        $  91       $137         $161       $220
Europe                                  20         47           49         78
Asia-Pacific                            15          3           28          9
Latin America                            7          8           15         13
Corporate                             (142)       (25)        (152)       (41)
---------------------------------------------------------   -------------------
      Total                          $  (9)      $170        $ 101       $279
---------------------------------------------------------   -------------------
Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research. In 1998, it includes loss on early extinguishment of debt while in 1999 it includes a $105 charge for purchased in-process research and development costs associated with the Morton acquisition.

*Certain reclassifications were made to conform to current year segment presentation.


ANALYSIS OF CHANGE IN BASIC PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
----------------------------------------------------------------------
                                              $/Share (after-tax)
                                         -----------------------------
                                           SECOND            FIRST
                                           QUARTER         SIX MONTHS
GROSS PROFIT                             ------------    --------------
Selling prices                            $ (.16)           $ (.33)
Physical volume and product mix              .19               .29
Raw material costs                           .12               .25
Other manufacturing costs                   (.06)             (.10)
Morton partial period effect on
   gross profit                              .06               .06
Currency effect on gross profit               --               .02
-----------------------------------------------------    ---------------
     Increase in gross profit                .15               .19
-----------------------------------------------------    ---------------
OTHER CAUSES
Purchased in-process research
   and development                          (.58)             (.58)
Selling, administrative and
   research expenses*                       (.10)             (.13)
Remediation related insurance
   recoveries                                 --               .07
Share of affiliate earnings                  .01              (.04)
Interest expense                            (.03)             (.03)
Change in outstanding shares of
   common stock                               --               .04
Morton partial period effect other
   than gross profit                        (.05)             (.05)
Effect of prior year items:
---------------------------
  - Gain on sales of facilities
    and investments, net                    (.50)             (.49)
  - Extraordinary loss on early
    extinguishment of debt                   .05               .05
  - 1998 provision for writedown
    of assets                                .07               .07
Other                                       (.06)             (.09)
-----------------------------------------------------    ---------------
    Decrease from other causes             (1.19)            (1.18)
-----------------------------------------------------    ---------------
Decrease in basic per-share earnings      $(1.04)           $ (.99)
-----------------------------------------------------    ---------------
*Amounts shown are on a U.S. dollar basis and include the impact of currency movements compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Unaudited)
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                ------------------------   --------------------
                                    1999        1998          1999       1998
                                ------------------------   --------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $ 1,144     $   990        $ 2,084   $ 1,927
Cost of goods sold                    695         584          1,253     1,148
--------------------------------------------------------   --------------------
Gross profit                          449         406            831       779

Selling and administrative expense    184         156            347       306
Purchased in-process research
   and development                    105          --            105        --
Research and development expense       53          52            100       104
Interest expense                       18          11             29        21
Share of affiliate
   net (losses) earnings                1          --             (6)        2
Gain (loss) on disposition of
   joint ventures                     (22)        131            (22)      131
Other expense, net                    (22)        (23)            --       (20)
--------------------------------------------------------   --------------------
Earnings before income taxes and
   extraordinary item                  46         295            222       461
Income taxes                           55         115            121       172
--------------------------------------------------------   --------------------
EARNINGS (LOSS) BEFORE
   EXTRAORDINARY ITEM             $    (9)    $   180        $   101   $   289
Extraordinary loss on early
   extinguishment of debt (net
   of income tax benefit of $5)        --          10             --        10
--------------------------------------------------------   --------------------
NET (LOSS) EARNINGS               $    (9)    $   170        $   101   $   279
Less preferred stock dividends          1           2              2         4
--------------------------------------------------------   --------------------
NET (LOSS) EARNINGS APPLICABLE
   TO COMMON SHAREHOLDERS         $   (10)    $   168        $    99   $   275
--------------------------------------------------------   --------------------
EARNINGS (LOSS) PER COMMON SHARE
   BEFORE EXTRAORDINARY ITEM:
   - Basic                        $  (.06)    $   .98        $   .58   $  1.57
   - Diluted                         (.06)        .96            .57      1.54

NET (LOSS) EARNINGS PER
   COMMON SHARE:
   - Basic                        $  (.06)    $   .93        $   .58   $  1.51
   - Diluted                         (.06)        .91            .57      1.49

Common dividends                  $   .18     $   .17        $   .36   $   .34

Weighted average common shares
   outstanding (millions)
   - Basic                          172.1       181.2          170.2     181.7
   - Diluted                        172.1       187.5          178.7     187.9
--------------------------------------------------------   --------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Unaudited)
------------------------------------------------------------------------
                                              Six Months Ended June 30,
                                             ---------------------------
                                                 1999           1998
                                             ---------------------------
                                                 (Millions of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES         ---------------------------
Net earnings                                   $   101          $ 279
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Purchased in-process research and
         development                               105             --
      Depreciation                                 139            132
      Loss (gain) on sale of facilities
         and investments                            14            (76)
      Extraordinary loss on early
         extinguishment of debt, net of tax         --             10
      Provision for the write down of
         plant assets                               --             16
Changes in current assets and liabilities,
   net of acquisitions and divestitures:
      Deferred income taxes                        (45)           (15)
      Accounts receivable                         (121)          (145)
      Inventories                                   (7)            (9)
      Accounts payable and accrued liabilities     132            (47)
      Income taxes payable                          65             21
      Other, net                                   (70)            28
------------------------------------------------------------------------
      Net cash provided by operating activities    313            194
------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of businesses and affiliates,
   net of cash acquired                         (3,269)           (21)
Proceeds on sales of facilities and
   investments, net of cash sold                    --            287
Additions to land, buildings and equipment         (95)           (89)
------------------------------------------------------------------------
      Net cash provided by (used for)
         investing activities                   (3,364)           177
------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt         3,230              7
Purchases of treasury stock                         (2)          (135)
Repayments of long-term debt                        --           (169)
Net change in short-term borrowings                 63             20
Payment of dividends                               (60)           (62)
Other, net                                          13             (5)
------------------------------------------------------------------------
      Net cash provided by (used for)
         financing activities                    3,244           (344)
------------------------------------------------------------------------
Effect of exchange rate changes on cash             --             --
------------------------------------------------------------------------
      NET INCREASE IN CASH AND CASH
         EQUIVALENTS                           $   193          $  27
------------------------------------------------------------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Unaudited)
-----------------------------------------------------------------------------
                                          JUNE 30,    December 31,  June 30,
                                            1999          1998        1998
                                         ------------------------------------
                                                 (Millions of dollars)
ASSETS                                   ------------------------------------
Current assets:
   Cash and cash equivalents              $   209        $   16      $   67
   Receivables, net                         1,382           711         855
   Inventories (note f)                       866           427         437
   Prepaid expenses and other assets          173           133         149
-----------------------------------------------------------------------------
      Total current assets                  2,630         1,287       1,508
-----------------------------------------------------------------------------
Land, buildings and equipment               7,119         4,471       4,373
Less accumulated depreciation               3,644         2,563       2,484
-----------------------------------------------------------------------------
      Net land, buildings and equipment     3,475         1,908       1,889
-----------------------------------------------------------------------------
Goodwill, net of amortization               2,066            70          84
Other intangible assets, net of
   amortization                             2,268            22          24
Other assets                                  847           361         326
-----------------------------------------------------------------------------
                                          $11,286        $3,648      $3,831
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                          $   289        $  172      $   84
   Accounts payable and accrued
      liabilities                           1,309           653         616
   Accrued income taxes payable               140            50         157
-----------------------------------------------------------------------------
      Total current liabilities             1,738           875         857
-----------------------------------------------------------------------------
Long-term debt                              3,902           409         402
Employee benefits payable                     612           432         408
Other liabilities                           1,546           352         276
Minority interest                              25            19          14
Commitments and contingencies

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note h)                           64            73         110
   Common stock: shares
      issued -- 242,078,367                   605           492         590
   Additional paid-in capital               1,891           139         118
   Retained earnings                        1,326         1,284       2,149
-----------------------------------------------------------------------------
                                            3,886         1,988       2,967
   Less: Treasury stock (note i)              275           286         934
   Less: ESOP shares                          128           132         135
   Accumulated other comprehensive income     (20)           (9)        (24)
-----------------------------------------------------------------------------
      Total stockholders' equity            3,463         1,561       1,874
-----------------------------------------------------------------------------
                                          $11,286        $3,648      $3,831
-----------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. Certain prior year amounts in the Statements of Cash Flows have been restated to conform to current year presentation. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1998.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. As of June 21, 1999, these include sites associated with Morton, which has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. Morton's potential exposure was evaluated on a site-by-site basis, and an accrual reflecting Morton's best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs that may be incurred. However, at certain of these sites, Morton was unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs.

    The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site-specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. The Wood-Ridge plant site study commenced in 1996, and has been estimated to take approximately 42 months to complete. A separate study of the surrounding area is expected, but on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of Velsicol and on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against other responsible parties is pending in federal court. Settlements in principle have been reached with those defendants considered de minimis for claims associated with the Wood-Ridge plant site. Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties.

    During 1996, the U.S. EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other environmental problems at the plant were also identified, and the investigation has been expanded to address the additional issues. No administrative or judicial enforcement proceedings have been initiated, but the company has been served with grand jury subpoenas seeking documents related to wastewater discharge and groundwater monitoring reporting at Moss Point. Morton has furnished the requested documents, and the company is cooperating with the environmental authorities. As a result of these irregularities and possible violations, the company may be exposed to material fines, penalties, and remedial expenses, but is unable to determine the ultimate resolution.

    At June 30, 1999, the reserves for remediation were $171 million, compared to $131 million at December 31, 1998. The 1999 amount includes $45 million of reserves for remediation related to Morton.
    The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Recoveries typically determine coverage for both past and future environmental spending. In the first half of 1999 and 1998 $7 million, and $8 million, respectively, were charged to earnings before tax for environmental remediation. In the 1999 period the company recorded income before tax of $21 million for remediation related insurance recoveries. The 1999 and 1998 charges include the aggregation of several small environmental accruals. The company is also involved in potential remediations at some of its manufacturing facilities.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $148 million. This amount does not include reasonably possible loss contingencies related to certain Morton sites as these contingencies have not yet been fully assessed.

    The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given quarter.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company. The company had been the subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. In the first quarter of 1999 the company reached a tentative settlement and agreed to pay $3 million subject to further government approval. This non-tax deductible tentative settlement was charged to income in the quarter. In 1998, subsequent to the sale of the AtoHaas joint venture, the buyer asserted a claim against the company related to the value of certain joint venture assets. In the second quarter of 1999 the company settled this matter for approximately $22 million ($14 million, after-tax).

(D) In the third quarter of 1998, the board of directors declared a three-for-one split of the company's common stock. The stock split was effected in the form of a 200 percent common stock dividend paid on September 1, 1998 to stockholders of record on August 7, 1998. The par value of the common stock remained $2.50 per share. Also during the third quarter of 1998, the company retired 39 million treasury shares. As a result of these transactions, the company reclassified $296 million from retained earnings to common stock. This amount represents the total par value of new shares issued. Amounts per share, numbers of common shares and capital accounts have been restated to give retroactive effect to the stock split.

(E) On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45,125,499 shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. The cash portion of the acquisition was financed primarily through a combination of commercial paper and the later issuance of longer term instruments (see below).
    As of June 30, 1999, $180 million had not yet been paid to former Morton shareholders pending the tender of their shares. This is reflected in accounts payable and accrued liabilities. Accounted for by the purchase method, the financial statements reflect the preliminary allocation of the purchase price based on estimated fair values at the date of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The preliminary allocation as of June 30, 1999, has resulted in acquired goodwill of approximately $1.5 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development, which was recorded as a charge in the second quarter of 1999. Plans are currently in development to integrate the operations of the combining companies, which will likely result in certain costs, including severance and asset write-offs. Some of these costs, once determinable, could result in an increase in goodwill. The results of Morton have been included in the consolidated financial statements since the acquisition date. Unaudited pro forma information is presented below.

    In late January 1999 the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the preliminary allocation of the purchase price based on estimated fair values at the date of acquisition, later analysis of certain acquired assets and liabilities and the effects of plans now under way to integrate the two companies, including asset write-downs and severance costs. The preliminary allocation as of June 30, 1999, has resulted in acquired goodwill of approximately $200 million, which is being amortized on a straight-line basis over 40 years. The results of LeaRonal have been included in the consolidated financial statements since the acquisition date.

    The following unaudited pro forma information presents the results of operations of the Company as if the above acquisitions had taken place on January 1, 1998 and excludes the write-off of purchased in-process research and development of $105 million:

                                         Six Months Ended
                                       --------------------
    (In millions, except per           June 30,    June 30,
    share amounts)                      1999        1998
                                       --------    --------
    Net sales                           $3,424      $3,309
    Net earnings                           171         240
    Diluted earnings per share          $  .76      $ 1.03

    These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

    On July 6, 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the above transactions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt. There are no restrictions on the payment of dividends.

(f) Inventories consist of:
    (Millions of dollars)


                                               JUNE 30,   Dec. 31,   June 30,
                                                 1999       1998       1998
                                              ---------   --------  ---------
    Finished products and work in process        $670       $330       $334
    Raw materials and supplies                    196         97        103
                                                 ----       ----       ----
    Total inventories                            $866       $427       $437
                                                 ----       ----       ----

(G) The components of comprehensive income are as follows
    (millions of dollars):
                                              Quarter Ended
                                                 June 30
                                             ----------------
                                             1999        1998
                                             ----        ----
    Net earnings                             $ (9)       $180
    Other comprehensive
      income, net of tax:
      Foreign currency
      translation adjustment                   (8)         (6)
                                             ----        ----

    Comprehensive income                     $(17)       $174
                                             ----        ----

                                                Six Months
                                                  Ended
                                                 June 30
                                             ----------------
                                             1999        1998
                                             ----        ----
     Net earnings                            $101        $289
     Other comprehensive
       income, net of tax:
       Foreign currency
       translation adjustment                 (12)        (10)
                                             ----        ----
     Comprehensive income                    $ 89        $279
                                             ----        ----
(H) The number of preferred shares issued and outstanding were:

    June 30, 1999                 1,271,176
    December 31, 1998             1,457,956
    June 30, 1997                 2,199,842

(I) The number of common treasury shares were:
    June 30, 1999                28,213,687
    December 31, 1998            29,369,853
    June 30, 1998                56,540,907

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     -----------------------------------------------------------
Cover           Illustration and the words "Second Quarter Report 1999"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)